150 Third Avenue South, Suite 2800 Nashville, TN 37201 (615) 742-6200

April 8, 2021

Via EDGAR and Federal Express

United States Securities and Exchange Commission
Division of Corporation Finance, Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Attention:    Tony Watson
        Adam Phippen

    Re:    i3 Verticals, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2020
Filed November 23, 2020
8-K Filed November 19, 2020
File No. 1-38532

Ladies and Gentlemen:
On behalf of i3 Verticals, Inc., a Delaware corporation (the “Company”), we hereby submit the Company’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in a letter to the Company dated March 29, 2021 in connection with the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2020, and the Company’s Current Report on Form 8-K filed November 19, 2020. The responses provided herein are based on information provided to Bass, Berry & Sims PLC by the Company.
The Staff’s comments are set forth in italics in the numbered paragraphs below, followed by the Company’s responses.

United States Securities and Exchange Commission
April 8, 2021

Form 10-K for the Fiscal Year Ended September 30, 2020

Note 2. Summary of Significant Accounting Policies
Use of Estimates, page 92

1.Please explain to us how the change in your policy to allocate stock compensation expense to your Class B common stock resulted in reductions to the income tax benefit and your net loss and increases in net loss attributable to non-controlling interest.

Response:  We acknowledge the Staff’s comment and respectfully advise the Staff that the decision to allocate stock compensation expense from i3 Verticals, Inc. (“Registrant”) to i3 Verticals, LLC was a tax policy election effective January 1, 2020. As i3 Verticals, LLC is a pass-through entity and is not wholly owned by Registrant, the additional stock compensation expense that was allocated to i3 Verticals, LLC created a decrease in the deferred tax asset at Registrant and a reduction in the income tax benefit at Registrant. Correspondingly, as i3 Vertical, LLC is not wholly owned by Registrant, the additional stock compensation expense allocated to i3 Verticals, LLC created an increase in the loss attributable to non-controlling interest.
Note 16. Segments, page 122

2.Please tell us your consideration of disclosing total expenditures for additions to long-lived assets for the years presented. Refer to ASC 280-10-50-25b.

Response:  We acknowledge the Staff’s comment and respectfully advise the Staff that we have considered the guidance in ASC 280-10-50-25 in determining our disclosures related to segment assets. Per the guidance, a public entity should disclose expenditures for additions to long-lived assets, other than certain exclusions, if these expenditures are included in the determination of segment assets reviewed by the chief operating decision maker (“CODM”) or are otherwise regularly provided to the CODM.

We have disclosed segment assets in accordance with disclosure requirements in ASC-280-10-50-22. Per ASC-280-10-50-25, we should disclose total expenditures for additions to long-lived assets by segment if they are included in the determination of segment assets or are reviewed by or provided to the CODM.

The CODM does not regularly receive or review expenditures on long-lived assets other than at a consolidated level as the majority of our expenditures on long-lived assets relate to one-time acquisitions of intangibles through business combinations. In fiscal year 2020, 85% of our expenditures on long-lived assets were for one-time acquisitions of intangibles through business combinations. Further, no balance sheet information is included in our determination of segment allocations, so in accordance with ASC 280-10-50-25b, we have excluded total expenditures for additions to long-lived assets by

United States Securities and Exchange Commission
April 8, 2021

segment from our disclosures. We propose to include the following description of why these expenditures are excluded from our disclosures in future filings:

The Company has not disclosed expenditures on long-lived assets as such expenditures are not reviewed by or provided to the chief operating decision maker.

3.You present both income (loss) from operations and processing margin. If your chief operating decision maker uses only one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources, segment profit or loss shall be reported for that measure only. If the chief operating decision maker uses more than one measure of a segment's profit or loss, the reported measure shall be the one that management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amount in the public entity's consolidated financial statements. Refer to ASC 280-10-50-28.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have considered the requirements of ASC 280-10-50-28 in determining our disclosures related to operating income (loss) from operations and processing margin. Specifically, the guidance calls for disclosure of the measure the CODM uses in evaluating segment profit or loss and resource allocation. Processing margin is the primary measure of segment profit and loss and resource allocation used by the CODM.

ASC 280-10-50-30b further requires disclosure of a reconciliation of total reportable segments’ measures of profit or loss to the public entity’s consolidated income before income taxes and discontinued operations. In future filings, we propose to restructure our segment disclosure to more clearly disclose processing margin as the measure of segment profit and loss used by the CODM, and then reconcile to operating income (loss) from operations on a consolidated basis rather than by segment. The following revised

United States Securities and Exchange Commission
April 8, 2021

disclosure and table included in this response demonstrates the proposed format of this reconciliation:
The Company primarily uses processing margin to measure operating performance. Processing margin is equal to revenue less other cost of services plus residuals expense, which are a component of other cost of services. The following is a summary of reportable segment operating performance and reconciliation to consolidated income from operations for the year ended September 30, 2020:

	As of and for the Year ended September 30, 2020
	Merchant Services	Proprietary Software and Payments	Other	Total
Revenue	$100,949	$50,953	$(1,768)	$150,134
Other cost of services	(43,940)	(5,057)	1,767	(47,230)
Residuals	21,618	587	(1,757)	20,448
Processing margin	$78,627	$46,483	$(1,758)	$123,352

Residuals				(20,448)
Selling, general and administrative				(78,323)
Depreciation and amortization				(18,217)
Change in fair value of contingent consideration				1,409
Income from operations				$7,773

Total assets	$206,769	$139,107	$57,650	$403,526
Goodwill	$115,982	$71,023	$—	$187,005

Form 8-K Filed November 19, 2020

Exhibit 99.1, page 11

4.We note the “Acquisition revenue adjustments” included in your various non-GAAP measures. Please tell us in more detail about the nature of the deferred revenue that was written down to fair value. Considering your deferred revenue was adjusted to fair value at the time of acquisition pursuant to GAAP, please tell us how you considered whether your various non-GAAP measures that include this adjustment are substituting an individually tailored recognition and measurement method for a GAAP measure. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G.

Response:  We acknowledge the Staff’s comment and respectfully advise the Staff that we have included acquisition revenue adjustments in our non-GAAP measures for the purposes of (a) increasing transparency with investors by reducing the potential for

United States Securities and Exchange Commission
April 8, 2021

variability, specifically growth, in revenue, which could, without the adjustment, appear overstated relative to the underlying economics of our acquired contracts and business, (b) providing consistent measures with respect to the Company’s peer group and (c) providing investors with the most comparable and useful information regarding the Company’s historical, current, and expected future performance.

In connection with our acquisitions of software businesses, we generally record a downward adjustment to the deferred revenue of acquired businesses on our opening balance sheet. This reflects the fair value of the underlying commitment to fulfill a performance obligation and is in accordance with the application of ASC 805-20-30-1.

The transactions that give rise to the deferred revenue at the acquired businesses as of the acquisition dates include the SaaS, hosting, and/or maintenance services sold to their customers, which are generally invoiced annually. Revenue is deferred and recognized during the contract term in accordance with GAAP.

As a consequence of the reduction in the book value of deferred revenue we recognize a lower amount of revenue on a GAAP basis post-acquisition as compared to the actual contractual value.

It is important to note that the Company’s deferred revenue adjustments typically only span one year from acquisition as substantially all contract terms are annual renewals, so the related deferred revenue at any point in time will run off within 12 months or less. As such, all individual adjustments are temporary and relate to current liabilities.

When considering whether to include this adjustment in our non-GAAP financial measures, the Company considered the potential for variability, specifically growth, in revenue which could, without the adjustment, appear overstated relative to the underlying economics of its acquired contracts and business. For example, the Company considered a contract that before the acquisition would have resulted in $100 in revenue over the next year, but post-acquisition resulted in $25 in revenue for the fiscal year due to the acquired deferred revenue being measured at fair value. As the nature of much of the Company’s business and its acquired businesses involves the renewal of subscription contracts on a regular basis, if this contract were to then be renewed it would result in $100 in revenue in the renewal year (a 400% increase) despite no change in the Company’s underlying business with the customer. Correspondingly, if the Company were unable to renew the contract and lose the customer, the negative impact to revenue would appear to be only $25 despite having lost a customer and $100 in revenue in the renewal year, associated with the contract’s historical value.

In assessing the appropriateness of the adjustment, we also considered other companies within our industry and found that similar adjustments were common in what the Company considers its peer group. As the Company regularly is compared against others

United States Securities and Exchange Commission
April 8, 2021

within its industry, providing this adjustment would serve to facilitate comparisons by investors to help them make informed decisions. By way of example, we have identified precedent for inclusion of this non-GAAP measure in several of our peer companies’ filings, including Global Payments Inc. (described as “Net Revenue Adjustment”) and Fiserv, Inc. (described as “Deferred revenue purchase accounting adjustments”).

When considering whether to include this adjustment in our non-GAAP financial measures, we also considered that financial analysts regularly seek information regarding deferred revenue acquired for modelling purposes. Rather than provide this information only on request, the Company determined that it should provide it transparently within its public disclosures to facilitate comparability, while taking care to reconcile to the GAAP financial measure. We also note that the Company’s externally provided outlook for its fiscal 2021 results as well as market consensus estimates for fiscal 2021 results include the effect of deferred revenue acquired.

Further, the Company believes that disclosure of non-GAAP revenue reflective of the deferred revenue fair value adjustment is not adverse to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations or Rule 100(b) of Regulation G as the adjustment neither accelerates revenue that would be earned over time in accordance with GAAP nor uses any other individually tailored recognition and measurement methods for financial statement line items. Moreover, within the context in which the deferred revenue fair value adjustment is presented, the Company believes that disclosure is compliant with Rule 100(b) of Regulation G as the disclosure neither contains an untrue statement of a material fact nor is misleading. Rather, the disclosure is provided so that investors are better able to understand year over year results and are not left with an incorrect perception that contractual terms were negatively altered at acquisition date or that year over year organic revenue growth was greater than actual in future fiscal years.

Exhibit 99.2, page 1

5.Reference is made to your non-GAAP measures throughout the presentation. Please present the most directly comparable financial measures calculated and presented in accordance with GAAP. Refer to Rule 100(a)(1) of Regulation G.

Response:  We acknowledge the Staff’s comment and respectfully advise the Staff that we have reviewed the supplemental presentation and believe we have included all reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP within the presentation. Specifically, below we have presented the slides with non-GAAP measures together with the corresponding slides reconciling these measures to the most directly comparable financial measures calculated and presented in accordance with GAAP in parentheses: slide 2 (slides 4 and 5), slide 3

United States Securities and Exchange Commission
April 8, 2021

(slides 5 and 8), slide 10 (slide 10), slide 12 (slide 13), slide 15 (slides 17 and 19), slide 16 (slides 18 and 21), slide 24 (slides 26 and 28), slide 25 (slides 27 and 30), and slide 33 (slides 34 and 35). To add clarity going forward, we will add a cross-reference on each slide with non-GAAP measures to the respective slide(s) with the most directly comparable financial measures calculated and presented in accordance with GAAP.

* * * * *

Please do not hesitate to contact the undersigned at (615) 742-7756 with any questions or comments you may have regarding this letter.

Sincerely,

/s/ Jay H. Knight
Jay H. Knight, Esq.

cc:	Clay Whitson, Chief Financial Officer
Paul Maple, General Counsel and Secretary
Scott Meriwether, Chief Operating Officer
Geoff Smith, VP of Finance
Page Davidson, Bass, Berry & Sims PLC